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Exhibit 4.5

EARTHLINK, INC.

DEFERRED COMPENSATION PLAN FOR DIRECTORS
AND CERTAIN KEY EMPLOYEES

Effective October 23, 2003

i

ARTICLE IV PARTICIPATION		7
4.01.	Eligibility.	7
4.02.	Deferral Election.	8
4.03.	Contents of Participation Agreement.	8
4.04.	Modification or Revocation of Deferral Election.	9
4.05.	Termination of Deferral Elections.	9
ARTICLE V DEFERRED AMOUNTS		9
5.01.	Crediting of Deferred Amounts.	9
5.02.	Vesting of Deferral Account.	9
ARTICLE VI MAINTENANCE AND INVESTMENT OF DEFERRAL ACCOUNTS		10
6.01.	Maintenance of Deferral Accounts.	10
6.02.	Investment Benchmarks.	10
6.03.	Valuation of Deferral Accounts.	11
6.04.	Statement of Account.	11
ARTICLE VII BENEFITS		11
7.01.	Time of Payment.	11
7.02.	Form of Payment.	11
7.03.	Hardship Withdrawals.	11
7.04.	Withdrawal After Forfeiture.	12
7.05.	Securities Laws.	12
7.06.	Withholding of Taxes.	12
ARTICLE VIII BENEFICIARY DESIGNATION		12
8.01.	Beneficiary Designation.	12
8.02.	No Beneficiary Designation.	12
ARTICLE IX AMENDMENT AND TERMINATION OF PLAN		13
9.01.	Amendment.	13
9.02.	Company's Right to Terminate.	13
9.03.	Impact of Future Legislation or Regulation.	13
ARTICLE X MISCELLANEOUS		13
10.01.	Unfunded Plan.	13
10.02.	Nonassignability.	14
10.03.	Validity and Severability.	14
10.04.	Governing Law.	14
10.05.	Continued Service.	14
10.06.	Underlying Incentive Plans and Programs.	14
10.07.	Notices.	14
10.08.	Waiver.	14
10.09.	Binding Nature.	14
10.10.	Termination of Service.	14
APPENDIX A		15

ii

EARTHLINK, INC.
DEFERRED COMPENSATION PLAN FOR DIRECTORS
AND CERTAIN KEY EMPLOYEES

ARTICLE I
PURPOSE AND EFFECTIVE DATE

        The purpose of this EarthLink, Inc. Deferred Compensation Plan for Directors and Certain Key Employees is to help the Company attract and retain experienced and qualified directors and key employees by providing them with tax-deferred savings opportunities. Directors and certain key employees will have the opportunity to elect to defer the receipt of certain cash and stock compensation and to have these Deferred Amounts treated as if they were invested in Common Stock. The Plan shall be effective October 23, 2003. The Plan is unfunded and maintained by the Company primarily for the purpose of providing deferred compensation for directors and a select group of management or highly-compensated employees.

ARTICLE II
DEFINITIONS

        For purposes of this Plan, the following words and phrases shall have the meanings indicated, unless the context clearly indicates otherwise:

        2.01.     Administrative Committee means the Administrative Committee of the Board, if the Board appoints one and assigns it the responsibility to administer the Plan, or the Board itself if no such Administrative Committee is appointed to administer the Plan. If the Board appoints an Administrative Committee to administer the Plan, such Administrative Committee shall consist of three or more "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act.

        2.02.     Award means, with respect to a Director, Director Fees and Stock Awards eligible for deferral under the Plan and, with respect to an Eligible Employee, Bonuses and Stock Awards eligible for deferral under the Plan.

        2.03.     Beneficial Ownership means beneficial ownership as that term is used in Rule 13d-3 promulgated under the Exchange Act.

        2.04.     Beneficiary means the person, persons or entity the Participant designates pursuant to Article IX to receive any benefits payable under the Plan after the Participant's death.

        2.05.     Board means the Board of Directors of the Company.

        2.06.     Bonus means any cash award, bonus or other incentive payment, other than salary, awarded to an Eligible Employee pursuant to an employment agreement or any incentive compensation plan, policy or program of the Company that may be offered from time to time, and which has been designated by the Administrative Committee as eligible for deferral under the Plan.

        2.07.     Business Combination means a reorganization, merger or consolidation of the Company.

        2.08.     Change of Control of the Company means the occurrence of any of the following events:

          (1)   The accumulation in any number of related or unrelated transactions by any Person of Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the Company's Voting Stock; provided that for purposes of this subparagraph (1), a Change of Control will not be deemed to have occurred if the accumulation of more than fifty percent (50%) of the voting power of the Company's Voting Stock results from any acquisition of Voting Stock (a) directly from the Company that is approved by the Incumbent Board, (b) by the Company, (c) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (d) by any Person pursuant to a Business Combination that complies with clauses (a) and (b) of subparagraph (2) below; or

          (2)   Consummation of a Business Combination, unless, immediately following that Business Combination, (a) all or substantially all of the Persons who were the beneficial owners of Voting Stock of the Company immediately prior to that Business Combination beneficially own, directly or indirectly, at least fifty percent (50%) of the then outstanding shares of common stock and at least fifty percent (50%) of the combined voting power of the then outstanding Voting Stock entitled to vote generally in the election of directors of the entity resulting from that Business Combination (including, without limitation, an entity that as a result of that transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions relative to each other as their ownership, immediately prior to that Business Combination, of the Voting Stock of the Company, and (b) at least sixty percent (60%) of the members of the Board of Directors of the entity resulting from that Business Combination holding at least sixty percent (60%) of the voting power of such Board of Directors were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors providing for that Business Combination and as a result of or in connection with such Business Combination, no Person has a right to dilute either of such percentages by appointing additional members to the Board of Directors or otherwise without election or other action by the stockholders; or

          (3)   A sale or other disposition of all or substantially all of the assets of the Company, except pursuant to a Business Combination that complies with clauses (a) and (b) of subparagraph (2); or

          (4)   Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with clauses (a) and (b) of subparagraph 2; or

          (5)   The acquisition by any Person of the right to Control the Company.

        2.09.     Code means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

        2.10.     Common Stock means the voting common stock, $.01 par value per share, of the Company.

        2.11.     Company means EarthLink, Inc. and its successors.

        2.12.     Control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company (a) through the ownership of securities which provide the holder with such power excluding voting rights attendant with such securities or (b) by contract.

        2.13.     Deferral Account means the bookkeeping account maintained on the books of the Company for each Participant pursuant to Article VI to record the Participant's Deferred Amounts. A Deferral Account may consist of two or more Deferral Subaccounts.

        2.14.     Deferral Election means, with respect to a Director, an election to defer the receipt of Director Fees and Stock Awards and, with respect to an Eligible Employee, an election to defer the receipt of Bonuses and Stock Awards. A Deferral Election is made by filing a Participation Agreement with the Administrative Committee on or before the times specified in the Plan.

        2.15.     Deferral Period means the period after which payment of a Participant's Deferral Account or Deferral Subaccount, as applicable, is to be made or commence.

        2.16.     Deferral Subaccount means a separate subaccount within a Participant's Deferral Account maintained on the books of the Company pursuant to Article VI.

        2.17.     Deferred Amount means, with respect to a Director, the amount of the Participant's Director Fees and Stock Awards that are deferred under Article IV and credited to the Director's Deferral Account pursuant to Article V and, with respect to an Eligible Employee, the amount of the

Participant's Bonuses and Stock Awards that are deferred under Article IV and credited to the Eligible Employee's Deferral Account pursuant to Article V.

        2.18.     Deferred Stock Benefit means the specified benefit or Stock Award that the Participant elects to defer under the Plan that must be distributed or paid in shares of Common Stock. A Deferred Stock Benefit will be paid pursuant to the terms of this Plan and at such time or times as are set forth herein notwithstanding the terms of any Stock Award or specified benefit with respect to which the receipt of Common Stock or cash or other consideration was deferred.

        2.19.     Director means a member of the Board.

        2.20.     Director Equity Plan means the EarthLink, Inc. Equity Plan for Non-Employee Directors.

        2.21.     Director Fees means the cash fees, including but not limited to any retainer fees, meeting fees and chairman fees, the Company pays to or for the benefit of a Participant for services rendered as a member of the Board.

        2.22.     Divestiture Transaction means a transaction in which the Eligible Employee's employer ceases to be a Subsidiary or there is a sale of substantially all the assets of the Subsidiary.

        2.23.     Eligible Employee means any key employee of the Company or any Subsidiary whom the Administrative Committee (i) determines to be in a select group of management or highly compensated employees of the Company within the meaning of Section 401(a)(1) of ERISA and (ii) designates as eligible to participate in this Plan. Notwithstanding any other provision of this Plan, solely for purposes of determining whether an Eligible Employee is to begin receiving payments under the Plan, an Employee who is no longer an Eligible Employee but is still an Employee shall be deemed not to have ceased being an Eligible Employee for purposes of payments under the Plan until the Participant is no longer an Employee.

        2.24.     Employee means any person whom the Company or any Subsidiary employs under the rules of Section 3401(c) of the Code and the regulations thereunder.

        2.25.     ERISA means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated thereunder.

        2.26.     Exchange Act means the Securities Exchange Act of 1934, including amendments thereto, or successor statutes of similar intent.

        2.27.     Fair Market Value means, on any given date, the fair market value as the Administrative Committee, in its discretion, shall determine. The Fair Market Value with respect to shares of Common Stock generally will mean the Fair Market Value of a share of Common Stock as reported as the closing price of a share of Common Stock on the stock exchange on which it is traded on such date, or if the shares of Common Stock are not traded on such stock exchange on such date, then on the next preceding date that the shares of Common Stock were traded on such stock exchange, as reported by such source as the Administrative Committee shall select. The Fair Market Value that the Administrative Committee determines shall be final, binding and conclusive on the Company, Participants and Beneficiaries.

        2.28.     Incumbent Board means a Board of Directors at least a majority of whom consist of individuals who either are (a) members of the Company's Board of Directors as of the effective date of the adoption of the Plan or (b) members who become members of the Company's Board of Directors subsequent to the date of the adoption of the Plan whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least sixty percent (60%) of the directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which that person is named as a nominee for director, without objection to that nomination), but excluding, for that purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest (within the meaning of Rule 14a-11 of the Exchange Act) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

        2.29.     Non-Employee Director means a Director of the Company who is not an officer or employee of the Company or any of its Subsidiaries or affiliates and who was not elected or appointed to the Board pursuant to voting rights or other similar authority granted to the holders of any preferred stock or similar equity securities of the Company, which voting rights or similar authority are exclusive or any voting rights or other similar authority granted to any class or classes of any common stock of the Company that generally has the voting power under ordinary circumstances to elect at least a majority of the Board. A "Non-Employee Director" may include a Director of the Company who serves as a consultant to the Company and who otherwise meets the foregoing requirements.

        2.30.     Participant means any Director or Eligible Employee who is eligible to participate in the Plan and elects to participate by filing a Participation Agreement as provided in Article IV.

        2.31.     Participation Agreement means a written agreement filed in accordance with Article IV pursuant to which a Director elects to defer Director Fees or Stock Awards or an Eligible Employee elects to defer Bonuses or Stock Awards. The Participation Agreement shall be on a form prescribed by the Administrative Committee and shall conclude any amendments, attachments or appendices as the Administrative Committee may designate.

        2.32.     Person means any individual, entity or group within the meaning of Section 13(D)(3) or 14(d)(2) of the Exchange Act.

        2.33.     Phantom Share Unit means a unit of deemed investment in a share of Common Stock as provided in Article VII.

        2.34.     Plan Year means initially from October 23, 2003 through December 31, 2003 and, thereafter, Plan Year means each twelve-month period beginning January 1 and ending the following December 31.

        2.35.     Stock Award means an Award (as defined in the applicable plan pursuant to which it was granted) that is or will become payable in Common Stock issued pursuant to the Director Equity Plan or the Stock Incentive Plan or another of the Company's stock or equity incentive plans, including but not limited to nonqualified stock options, incentive stock options, restricted stock, stock appreciation rights, restricted stock units, performance shares or other types of awards, provided the terms of such Award permit its deferral. Whenever the term "Stock Award" is used in this Plan, it shall refer to any Stock Award of a Participant that the Participant received with respect to the Participant's particular status, whether as a Director or an Eligible Employee.

        2.36.     Stock Incentive Plan means the EarthLink, Inc. Stock Incentive Plan.

        2.37.     Subsidiary means any corporation more than fifty percent (50%) of the voting shares of which are owned directly or indirectly by the Company.

        2.38.     Termination of Service means, with respect to a Director, the cessation of a Participant's service as a Director for any reason and, with respect to an Eligible Employee, the cessation of the Participant's service as an Eligible Employee for any reason. However, any provisions of the Plan that are impacted by a Termination of Service will be effective only with respect to the Participant's Deferral Account that contains deferred awards that the Participant received with respect to the status for which the Participant incurred the Termination of Service.

        2.39.     Unforeseeable Emergency means severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or a dependent of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, so long as those circumstances result in a present or impending critical financial need, including the inability to educate the Participant's dependent child(ren).

        2.40.     Valuation Date means the last business day of each calendar month and such other dates as the Administrative Committee in its sole discretion may determine.

        2.41.     Voting Stock means the then outstanding securities of an entity entitled to vote generally in the election of members of that entity's Board of Directors.

ARTICLE III
ADMINISTRATION

        3.01.     Administrative Committee; Duties.    The Administrative Committee shall administer the Plan. A majority of the Members of the Administrative Committee shall constitute a quorum for the transaction of business. All resolutions or other actions of the Administrative Committee shall be by a vote of a majority of its Members present at any meeting or without a meeting by an instrument in writing that a majority of its Members sign. Members of the Administrative Committee may participate in a meeting by means of a telephone or similar communications equipment that enables all persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting for purposes of this Plan. The Administrative Committee may designate one of its Members as a chairperson and may retain and supervise providers and professionals to perform any or all of the duties delegated to it hereunder.

        The Administrative Committee shall have all powers necessary to administer this Plan (not inconsistent with the terms of the Plan), including discretionary authority to determine eligibility for benefits, to decide claims under the terms of this Plan and to interpret the Plan. In particular, the Administrative Committee shall be responsible for determining issues relating to eligibility, investment benchmarks, if more than one, Deferral Account balances, crediting of Deferred Amounts and hypothetical earnings and debiting of hypothetical losses, administration and oversight of distributions, deferral elections and any other duties concerning the day-to-day operation of this Plan. The Administrative Committee from time to time may establish or amend rules for the administration of this Plan. All rules, interpretations and decisions of the Administrative Committee shall be conclusive and binding on the Company, Participants and Beneficiaries.

        Neither the Administrative Committee nor any Member of the Administrative Committee shall be liable for any act taken or not taken hereunder or for any act taken or not taken by any other Member or by any agent to whom duties in connection with the administration of this Plan have been delegated or for anything done or omitted to be done in connection with this Plan. The Administrative Committee shall keep records of all of its respective proceedings and the Administrative Committee shall keep records of all payments made to Participants or Beneficiaries and for expenses or otherwise.

        Each person who is or shall have been a Member of the Administrative Committee or any delegate of the Administrative Committee shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or not taken under the Plan and against and from any and all amounts paid by such person in settlement thereof, with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit, or proceeding provided such person shall give the Company an opportunity, at its own expense, to handle and defend the same before such person undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of

Incorporation or Bylaws, as a matter of law or otherwise, or under any other power that the Company may have to indemnify such person or hold him harmless.

        Notwithstanding any other provision of this Plan, to the extent the Administrative Committee is exercising its discretion in connection with the Plan, the Administrative Committee shall act without any individual member of the Administrative Committee to whom the specific action relates.

        The Company shall pay any expenses the Company or the Administrative Committee incurs in connection with administration of this Plan.

        3.02.     Claims Procedure.    It is not necessary to file a claim in order to receive Plan benefits. However, notwithstanding the preceding sentence, a Participant entitled to receive benefits under the Plan and who is not paid such benefits must file a claim for such benefits within ninety (90) days from the date such benefits should have been paid under the Plan. If such claim is not filed within such ninety (90) day period, it shall be forever barred.

        On receipt of a claim for Plan benefits, the Administrative Committee must respond in writing within 90 days. If necessary, the Administrative Committee's first notice must indicate any special circumstances requiring an extension of time for the Administrative Committee's decision. The extension notice must indicate the date by which the Administrative Committee expects to render a decision; an extension of time for processing may not exceed 90 days after the end of the initial period.

        If a claim is wholly or partially denied, the Administrative Committee must give written notice within the time provided in the preceding paragraph. An adverse notice must specify each reason for denial. There must be specific reference to provisions of the Plan or related documents on which the denial is based. If additional material or information is necessary for the claimant to perfect the claim, it must be described and there must be an explanation of why that material or information is necessary. Such adverse notice also must disclose appropriate information about the steps that the claimant must take if he wishes to submit the claim for review and the time limits and procedures applicable to such review, including a statement of the claimant's right to bring a civil action following a denial of this claim on review.

        The full value of a payment made according to the provisions of the Plan satisfies that much of the claim and all related claims under the Plan against the Company. As a condition to a payment from it or directed by it, the Company may require the Participant, Beneficiary, or legal representative of either to execute a receipt and release of the claim in a form satisfactory to the Company.

        On proper written request for review from a claimant to the Administrative Committee, there must be a review by the Administrative Committee. The Administrative Committee must receive the written request before 61 days after the claimant's receipt of notice that his claim has been denied as described above. The claimant and an authorized representative are entitled to be present and heard if any hearing is used as part of the review. The claimant may submit written comments, documents, records and other information relating to the claimant's claim for benefits. The claimant shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant's claim for benefits. The Administrative Committee's review shall take into account all such written comments, documents, records and other information the claimant submits relating to the claim, without regard to whether such information was submitted or considered initially.

        The Administrative Committee must determine whether there will be a hearing. Before any hearing, the claimant or a duly authorized representative may review all Plan documents and other papers that affect the claim and may submit issues and comments in writing. The Administrative Committee must schedule any hearing to give sufficient time for this review and submission, giving notice of the schedule and deadlines for submissions.

        The Administrative Committee must advise the claimant in writing of the final determination after review. The decision on review must be written in a manner calculated to be understood by the claimant, and it must include specific reasons for the decision and specific references to the pertinent provisions of the Plan or related documents on which the decision is based. Such written notification also must include a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant's claim for benefits and a statement describing any voluntary appeal procedures offered by the Plan, the claimant's right to obtain the information about such procedures and a statement of the claimant's right to bring a civil action following a denial on review. The written advice must be rendered within 60 days after the request for review is received, unless special circumstances require an extension of time for processing. If an extension is necessary the Administrative Committee must furnish written notice of the extension to the claimant before the end of the 60-day period and indicate the special circumstances requiring the extension of time. The extension notice must indicate the date by which the Administrative Committee expects to render a decision. The decision must then be rendered as soon as possible but no later than 120 days after receipt of the request for review.

        If the Administrative Committee has regularly scheduled meetings at least quarterly, the following rules govern the time for the decision after review. If the claimant's written request for review is received more than 30 days before an Administrative Committee meeting, the Administrative Committee's decision must be rendered at the next meeting after the request for review is received. If the claimant's written request for review is received 30 days or less before an Administrative Committee meeting, the Administrative Committee's decision must be rendered at the Administrative Committee's second meeting after the request for review has been received. If special circumstances (such as the need to hold a hearing) require an extension of time for processing, the Administrative Committee's decision must be rendered not later than the Administrative Committee's third meeting after the request for review has been received. If an extension of time for review is required, written notice of the extension must be furnished to the claimant, describing the special circumstances and the date as of which the benefit determination will be made, before the extension begins. The Administrative Committee shall notify the claimant of the benefit determination as soon as possible, but not later than five days after the benefit determination is made.

        The claimant, after the review of claims procedures described above and an adverse benefit determination on review, has the right to bring a civil action. The claimant shall have 90 days from the date of receipt of the Committee's decision on review in which to file suit regarding a claim for benefits under the Plan. If suit is not filed within such 90-day period, it shall be forever barred.

        Notwithstanding any other provision of the Plan, if the claimant is a Member of the Administrative Committee, the Administrative Committee acting without the claimant shall review and process the claimant's claim for benefits.

ARTICLE IV
PARTICIPATION

        4.01.     Eligibility.    Participation in the Plan is limited to Directors and Eligible Employees. Any such Director or Eligible Employee who files a Participation Agreement in accordance with Section 4.02 may participate in the Plan as set forth herein. In the event that a Director ceases to be a Director or an Eligible Employee ceases to be an Eligible Employee, his or her Deferral Elections with respect to the Participant's status for which the Termination of Service has occurred shall be suspended until such time as he or she shall be re-elected as a Director or re-employed as an Eligible Employee. Upon any such re-election or re-employment, such Director or Eligible Employee may again participate in the Plan pursuant to the terms hereof, and any distributions still to be made under the Plan shall cease until a subsequent Termination of Service (at which time such distributions shall continue consistent with the Participant's original Participation Agreement).

        4.02.     Deferral Election.    Except as otherwise provided in this Section 4.02, a Director or Eligible Employee who desires to participate in the Plan must file a Participation Agreement with the Administrative Committee on or before the times set forth herein. A Deferral Election with respect to retainer fees and meeting fees shall be effective for a Plan Year if the Director files a Participation Agreement with the Administrative Committee by December 1 of the Plan Year immediately preceding the Plan Year (a) in which the retainer fees are to be paid for retainer fees and (b) in which the meetings are to be held for meeting fees. A Deferral Election with respect to Bonuses shall be effective if the Eligible Employee files a Participation Agreement with the Administrative Committee by December 1 of the Plan Year immediately preceding the Plan Year during which the Bonuses are to be paid for any Bonuses that are paid only if the Eligible Employee is still employed at the time of payment. A Deferral Election with respect to Stock Awards shall be effective for a Plan Year if the Director or Eligible Employee files a Participation Agreement with the Administrative Committee by December 1 of the Plan Year immediately preceding the Plan Year in which the Stock Award will be paid or made available to the Director or Eligible Employee. Notwithstanding the foregoing, if a Director or Eligible Employee is eligible to participate for the first time during a Plan Year, the Director or Eligible Employee shall be able to participate in the Plan if he or she files a Participation Agreement with the Administrative Committee for such Plan Year as described herein no later than five days prior to the date he or she will begin participation in the Plan, in which case the Participation Agreement shall cover only (a) retainer fees are to be paid after such time, (b) meeting fees for meetings held after such time, (c) Bonuses to be paid after such time for Bonuses that are paid only if the Eligible Employee is still employed at the time of payment, and (d) Stock Awards that are to be paid or made available to the Director or Eligible Employee after such time. Notwithstanding the foregoing, the Administrative Committee shall have the discretion to establish special deadlines or exceptions to the foregoing regarding the filing of Participation Agreements for Participants. A Participation Agreement shall remain in effect until the earlier of (a) the termination of the Plan; (b) the date of the Participant's Termination of Service; or (c) the date the Participation Agreement is modified or revoked in accordance with Section 4.04.

        If it does so before the last business day of the Plan Year in which the Participation Agreement is filed, the Administrative Committee may reject any Participation Agreement and the Administrative Committee is not required to state a reason for any rejection. However, the Administrative Committee's rejections must be made on a uniform basis with respect to similarly-situated Participants. If the Administrative Committee rejects a Participation Agreement, the Participant must be paid the amounts he or she would have been entitled to receive if he or she had not submitted the rejected Participation Agreement. The Administrative Committee may modify any Participation Agreement and the form of any distribution thereunder at any time to the extent necessary to comply with federal or state securities laws or regulations.

        The Administrative Committee in its sole discretion may establish the types of Awards that may be deferred and minimum and maximum limits on the amount of any Awards that may be deferred for a Plan year.

        4.03.     Contents of Participation Agreement.    Subject to Article VII and as the Administrative Committee in its sole discretion shall establish, each Director or Eligible Employee shall specify in his or her Participation Agreement: (a) the amount and type of Awards that are to be deferred under the Plan for the Plan Year for which the Participation Agreement is effective, expressed as either a dollar amount, a percentage of the applicable Award or a number of shares of Common Stock; (b) that he or she agrees that the period after which payment of the Deferred Amount is to be made or commence shall be, for a Director, the period ending upon the Termination of Service of the Director or, if earlier and the Director so elects in the Participation Agreement, the Director attaining a specified age, and, for an Eligible Employee, the period ending upon the Termination of Service of the Eligible Employee, or, if earlier and the Director or Eligible Employee so elects in the Participation Agreement, (x) the date of a Change of Control, (y) the date immediately preceding the filing of bankruptcy proceedings by the Company or (z) the date of a determination of the Board that the Company is insolvent and (c) the form in which payments are to be made, which shall be at the election of the Director or Eligible Employee, either a lump sum or annual installments over five or 10 years, except that in the event any payment is made on the earlier of (x) the date of a Change of Control, (y) the date immediately preceding the filing of bankruptcy proceedings by the Company, or (z) the date of a determination of the Board that the Company insolvent, all payments shall be made in a lump sum. The Participation Agreement may be in any form, including electronic form, that the Administrative Committee designates and shall include such other provisions as the Administrative Committee deems appropriate.

        4.04.     Modification or Revocation of Deferral Election.    A Participant may modify or revoke his Participation Agreement with respect to a Plan Year at any time prior to the effective date of his or her Participation Agreement for such Plan Year. A Participation Agreement shall be effective on the last day the Deferral Election may be made. Any writing signed by a Director or Eligible Employee expressing intention to revoke his or her Participation Agreement and delivered to the Administrative Committee on or before the times required for an effective revocation will constitute a valid revocation of his or her Participation Agreement. A Participant may not modify or revoke his Participation Agreement with respect to a Plan Year during such Plan Year. If the Participant receives early payment of all or part of the balance of his or her Deferral Account as a result of an Unforeseeable Emergency in accordance with Section 7.03, the Participant's Participation Agreement will be automatically revoked until the later of (i) the remainder of the Plan Year in which the early payment is made or (ii) six months from the date the Participation Agreement was automatically revoked. Additionally, the Administrative Committee in its sole discretion can revoke a Participant's Participation Agreement for the later of (i) the remainder of the Plan Year or (ii) six months if needed to satisfy an Unforeseeable Emergency of the Participant. Under no circumstances may a Participation Agreement be made, modified or revoked retroactively nor may any Deferral Period be shortened or reduced other than as set forth in this Plan.

        4.05.     Termination of Deferral Elections.    Notwithstanding any other provision of this Plan, no further Deferral Elections may be made, and Participants may not defer any further Awards, to the extent a sufficient number of shares of Common Stock are not reserved for issuance in connection with such Deferred Stock Benefits under (i) the Director Equity Plan, with respect to Deferral Elections for Director Fees to be paid to Directors and Stock Awards granted under the Director Equity Plan, (ii) the Stock Incentive Plan, with respect to Bonuses to be paid to Eligible Employees and Stock Awards granted under the Stock Incentive Plan, or (iii) any other equity plan, with respect to which shares of Common Stock are available for purposes of the Plan. If at any time there are not sufficient shares of Common Stock reserved under the Director Equity Plan, the Stock Incentive Plan or another plan for the applicable Deferred Stock Benefits, the Deferral Elections to be made under the Plan at such time shall be proportionately adjusted or no longer in effect.

ARTICLE V
DEFERRED AMOUNTS

        5.01.     Crediting of Deferred Amounts.    The Administrative Committee shall credit the Deferred Amount of a Participant with respect to each Plan Year to the Participant's Deferral Account as and when such Deferred Amount would otherwise have been paid to the Participant, regardless of whether such Deferred Amount previously was earned or the Participant previously became entitled to such Deferred Amount.

        5.02.     Vesting of Deferral Account.    A Participant shall be 100 Percent vested in his Deferral Account at all times.

ARTICLE VI
MAINTENANCE AND INVESTMENT OF DEFERRAL ACCOUNTS

        6.01.     Maintenance of Deferral Accounts.    A separate Deferral Account shall be maintained for each Participant. Deferral Subaccounts shall be maintained in a Participant's Deferral Account as necessary to reflect separate Participation Agreements specifying different Deferral Periods or forms of payment. A Participant's Deferral Account shall be utilized solely as a device for the measurement and determination of the amounts to be paid to the Participant pursuant to this Plan, and it shall not constitute or be treated as a trust fund or segregated account of any kind.

        6.02.     Investment Benchmarks.    The investment benchmark for Deferral Accounts will be the Company Common Stock fund. The Company Common Stock fund shall consist of deemed investments in shares of Common Stock of the Company. Deferred Amounts that are deemed to be invested in the Company Common Stock Fund shall be converted into Phantom Share Units based upon the Fair Market Value of the Common Stock as of the date(s) the Deferred Amounts are to be credited to the Deferral Account. As set forth in Article V above, Deferred Amounts are credited to a Participant's Deferral Account as of the date such Deferred Amount otherwise would have been paid to the Participant, whether in cash or Common Stock, regardless of whether the Participant previously earned such amount or otherwise became entitled to it. Each Deferral Account shall be credited, as of each Valuation Date, with additional Phantom Share Units of Common Stock with respect to cash dividends paid on the Common Stock with record dates during the period beginning on the date after the most recent Valuation Date and ending on such Valuation Date.

        Notwithstanding any other provision of the Plan or any subsequent changes hereto, any Deferred Amount that is a Deferred Stock Benefit may be invested only in the Company Common Stock Fund. Earnings and losses will be credited to or debited from a Participant's Deferral Account as if such Deferral Account were invested in such Company Common Stock Fund. Such earnings and losses shall begin to accrue as of the date the Participant's Deferred Amounts are credited to his Deferral Account.

        When any distribution of all or a portion of any Deferral Account or Deferral Subaccount is to be made, the balance in such Deferral Account or Deferral Subaccount, as applicable, shall be determined by dividing the Fair Market Value of one share of Common Stock on the most recent Valuation Date preceding the date of such reallocation or distribution into the number of Phantom Share Units to be reallocated or distributed. Upon a distribution, the amounts deemed to be invested in the Company Common Stock Fund shall be distributed in the form of shares of Common Stock equal to the same number of shares of Common Stock into which such amounts were deemed to be invested. In the event of a stock dividend, split-up or combination of the Common Stock, merger, consolidation, reorganization, recapitalization or other change in the corporate structure or capitalization effecting the Common Stock, such that the Administrative Committee determines that an adjustment is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrative Committee shall make appropriate adjustments to the number of deemed shares of Common Stock and Phantom Share Units credited to any Deferral Account or Deferral Subaccount, as applicable. The determination of the Administrative Committee as to such adjustments, if any, shall be conclusive and binding on the Company, Participants and Beneficiaries.

        All shares of Common Stock to be issued under the Plan shall be delivered from shares of Common Stock available for issuance under Deferred Stock Benefits under (i) the Director Equity Plan with respect to Deferral Accounts of Non-Employee Directors, (ii) the Stock Incentive Plan with respect to Deferral Accounts of Directors who do not qualify as Non-Employee Directors and Deferral Accounts of Eligible Employees and (iii) any other equity plan, with respect to which shares of Common Stock are available for purposes of the Plan.

        6.03.     Valuation of Deferral Accounts.    The Administrative Committee shall determine the balance of each Deferral Account as of each Valuation Date by adjusting the balance of such Deferral Account as of the immediately preceding Valuation Date to reflect changes in the value of the deemed investments thereof and credits, debits and distributions with respect to such Deferral Account since such preceding Valuation Date.

        6.04.     Statement of Account.    The Administrative Committee shall distribute to each Participant annual or more frequent statements of his Deferral Account, in such form as the Administrative Committee deems desirable, setting forth the balance to the credit of such Participant in his Deferral Account as of the end of the most recent Valuation Date.

ARTICLE VII
BENEFITS

        7.01.     Time of Payment.    After the end of the Deferral Period for a Deferral Account (or if a Deferral Account consists of various Deferral Subaccounts, after the end of the Deferral Period with respect to a Deferral Subaccount), the Company shall pay or begin paying the Participant (or in the event of the Participant's death, the Participant's Beneficiary) the balance of the Participant's Deferral Account or Deferral Subaccount, as applicable, in the form of payment the Participant elected in the applicable Participation Agreement, except as otherwise set forth herein. If the Participant elected to receive payment of his Deferral Account or Deferral Subaccount, as applicable, in a lump sum, then no later than 30 days after the end of the Deferral Period, the Company shall pay the Participant (or his Beneficiary) the balance in such Deferral Account or Deferral Subaccount, as applicable, determined as of the most recent Valuation Date preceding the payment date. If the Participant elected to receive payment of his Deferral Account or Deferral Subaccount, as applicable, in installments, the Company shall make annual payments from such Deferral Account or Deferral Subaccount, as applicable, each of which shall consist of an amount equal to (a) the balance of such Deferral Account or Deferral Subaccount, as applicable, determined as of the most recent Valuation Date preceding the payment date multiplied by (b) a fraction, the numerator of which is one and the denominator of which is the number of remaining installments (including the installment being paid). The first such installment shall be paid no later than 30 days after the end of the Deferral Period and each subsequent installment shall be paid on or about the annual anniversary of such first payment. If the Plan otherwise requires that the Participant's Deferral Account or Deferral Subaccount, as applicable, be paid in a lump sum, then as of the time specified in the Plan, the Company shall pay the Participant (or his Beneficiary) the balance in such Deferral Account or Deferral Subaccount, as applicable, determined as of the most recent Valuation Date preceding the payment date.

        Notwithstanding any other provision of this Plan, no payments under the Plan shall be made less than six months after the effective date of the Deferral Election to which the Deferral Account or Deferral Subaccount relates.

        7.02.     Form of Payment.    The Company shall pay the Participant's Deferral Account or Deferral Subaccount, as applicable, only in shares of Common Stock.

        7.03.     Hardship Withdrawals.    Notwithstanding the provisions of any Participation Agreement, a Participant (or his Beneficiary after his death) may receive early payment of all or part of the balance in his Deferral Account in the event of an Unforeseeable Emergency, in accordance with this Section 7.03. A distribution pursuant to this Section 7.03 may only be made to the extent reasonably needed to satisfy the Participant's (or after the Participant's death, the Beneficiary's) Unforeseeable Emergency, and may not be made if the Unforeseeable Emergency may be relieved (a) through reimbursement or compensation by insurance or otherwise, (b) by liquidation of the Participant's (or after the Participant's death, the Beneficiary's) assets to the extent such liquidation would not itself cause severe financial hardship, or (c) by cessation of participation in the Plan. An application for an early payment under this Section 7.03 shall be made to the Administrative Committee in such form and in accordance with such procedures as the Administrative Committee shall determine from time to time. The Administrative Committee in its sole and absolute discretion will determine whether and in what amount a distribution will be permitted pursuant to this Section 7.03, except that any distribution in the event of an Unforeseeable Emergency shall be made in cash in one lump sum.

        7.04.     Withdrawal After Forfeiture.    Notwithstanding the provisions of any Participation Agreement, a Participant may request and receive a withdrawal from his or her Deferral Account or Deferral Subaccount at any time. However, any such withdrawal which is not determined by the Administrative Committee to be a hardship withdrawal under Section 7.03 shall result in a forfeiture of an amount equal to the Participant's Deferral Account or Deferral Subaccount, as applicable, that is withdrawn, multiplied by ten percent (10%).

        7.05.     Securities Laws.    Notwithstanding any other provision of this Plan, the Administrative Committee may adopt such procedures as it determines to be necessary to ensure that with respect to any Participant who is actually or potentially subject to Section 16(b) of the Exchange Act, the crediting of Phantom Share Units to his or her Deferral Account or Deferral Subaccount, as applicable, is not deemed to be a non-exempt purchase, or the distribution of Phantom Stock Units and ultimately shares of Common Stock is not deemed to be a non-exempt sale, for purposes of such Section 16(b).

        7.06.     Withholding of Taxes.    Notwithstanding any other provision of this Plan, the Company shall withhold from payments made hereunder or obtain from the Participant any amounts applicable law requires to be withheld. Additionally, to the extent that the Company is required to withhold any income taxes, employment taxes (such as without limitation Social Security and Medicare taxes) or other amounts from any Deferred Amount pursuant to any state, federal or local law, such amounts may be taken out of other compensation or amounts eligible to be paid to the Participant that are not deferred under the Plan and the Participant shall be required to pay to the Administrative Committee in cash any other amounts that may be owed. Notwithstanding the foregoing, the Administrative Committee in its discretion and provided applicable law also permits may allow a Participant to pay all or part of any applicable withholding taxes (i) by surrendering shares of Common Stock that the Participant has owned for at least six months (but only for the minimum required withholding), (ii) by means of a cashless exercise through a broker, (iii) by any other medium of payment as the Administrative Committee in its discretion shall authorize, or (iv) by any combination of the aforementioned methods of payment. If Common Stock is used to pay all or part of such withholding, the sum of cash and cash equivalents and other payments and the Fair Market Value of the Common Stock surrendered must not be less than the applicable withholding amounts.

ARTICLE VIII
BENEFICIARY DESIGNATION

        8.01.     Beneficiary Designation.    Each Participant shall have the right, at any time, to designate any person, persons or entity as his Beneficiary or Beneficiaries. A Beneficiary designation shall be made, and may be amended, by the Participant by filing a written designation with the Administrative Committee on such form and in accordance with such procedures as the Administrative Committee shall establish from time to time.

        8.02.     No Beneficiary Designation.    If a Participant fails to designate a Beneficiary as provided above, or if all designated Beneficiaries predecease the Participant, then the Participant's Beneficiary shall be deemed to be the first of the following who survives the Participant: the Participant's spouse (the person legally married to the Participant when the Participant dies), then the Participant's children in equal shares, and then the Participant's estate.

ARTICLE IX
AMENDMENT AND TERMINATION OF PLAN

        9.01.     Amendment.    The Board may at any time amend this Plan in whole or in part, provided, however, that no amendment shall be effective to decrease the balance in any Deferral Account as accrued at the time of such amendment nor shall any amendment otherwise have a retroactive effect.

        9.02.     Company's Right to Terminate.    The Board may at any time terminate the Plan with respect to future Participation Agreements. The Board also may terminate the Plan in its entirety at any time for any reason, including without limitation if, in its judgment, the continuance of the Plan, the tax, accounting, or other intended effects thereof, or potential payments thereunder, would not be in the best interests of the Company. If the Plan or any amendment to the Plan adversely affects the intended deferred taxation hereunder, and the Internal Revenue Service declines to rule favorably on the Plan or any such amendment or to rule favorably only if the Board makes amendments to the Plan that are not acceptable to the Board, the Board, in its sole discretion, may accelerate distribution of part or all of the amounts attributable to the Deferred Amounts due Participants and Beneficiaries hereunder. Upon termination of the Plan in its entirety, the Company shall immediately pay to each Participant in a lump sum the balance in his Deferral Account determined as of the most recent Valuation Date preceding the termination date.

        9.03.     Impact of Future Legislation or Regulation.    This Section 9.03 shall become operative upon the enactment of any change in applicable statutory law or the promulgation by the Internal Revenue Service of a final regulation or other pronouncement having the force of law, which statutory law, as changed, or final regulation or pronouncement, as promulgated, would cause any Participant to include in his or her federal gross income any amounts deferred by the Participant under the Plan prior to the date on which such amounts are to be paid or made available to such Participant. Notwithstanding any other provision to this Plan to the contrary (but subject to the provisions herein), as of any such early taxation event, the feature or features of the Plan, or the election by the Participant that would cause the early taxation event shall be null and void, to the extent, and only to the extent, required to prevent the Participant from being required to include in his or her federal gross income amounts accrued by the Participant under the Plan prior to the date on which such amounts are made available or paid to him or her hereunder. By way of example, but not by way of limiting the generality of the foregoing, if a statute is enacted that would require a Participant to include in his or her federal gross income amounts deferred by the Participant under the Plan prior to the date on which such amounts are to be made available to him or her because of the Participant's right to receive a distribution of the portion of his or her Deferral Account under Section 7.03, the right of all Participants to receive distributions under Section 7.03 shall be null and void as of the effective date of that statute. If only a portion of the Participant's Deferral Account is impacted by the change in the law, then only such portion shall be subject to this Section 9.03, with the remainder of the Deferral Account not so effected being subject to such rights and features as if the law were not changed. If the law only impacts Participants who have a certain status with respect to the Company, then only such Participants shall be subject to this Section 9.03. Notwithstanding anything set forth hereinabove, if an early taxation event occurs, the amount that becomes taxable in the early taxation event shall be distributed to each Participant as soon as practicable following such early taxation event or, if later, the date or enactment or promulgation of the change in the law.

ARTICLE X
MISCELLANEOUS

        10.01.     Unfunded Plan.    This Plan is maintained primarily for the purpose of providing deferred compensation for Directors and Eligible Employees. It is the intention of the parties that the Plan be unfunded. Participants have the status of general unsecured creditors of the Company and the Plan constitutes a mere promise by the Company to make benefit payments in the future. All payments pursuant to the Plan shall be made from the general funds of the Company and no special or separate fund shall be established or other segregation of assets made to assure payment. No Participant or other person shall have under any circumstances any interest in any particular property or assets of the Company as a result of participating in the Plan. Notwithstanding the foregoing, the Company may (but shall not be obligated to) create one or more grantor trusts, the assets of which shall be subject to the claims of the Company's creditors, to assist it in accumulating funds to pay its obligations under the Plan.

        10.02.     Nonassignability.    Except as specifically set forth in the Plan with respect to the designation of Beneficiaries, a Participant's rights to benefit payments under the Plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or his Beneficiary.

        10.03.     Validity and Severability.    The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision of this Plan, which shall remain in full force and effect, and any invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

        10.04.     Governing Law.    The validity, interpretation, construction and performance of this Plan shall in all respects be governed by the laws of the State of Delaware, without reference to principles of conflict of law, except to the extent preempted by federal law.

        10.05.     Continued Service.    This Plan does not impose on the Participant or the Company any obligation for the Participant to remain a Director or Eligible Employee of the Company or change the status of the Participant's service on the Board or employment status or the policies of the Company regarding service on the Board or employment.

        10.06.     Underlying Incentive Plans and Programs.    Nothing in this Plan shall prevent the Company from modifying, amending or terminating the incentive plans and programs in which the Participant is involved pursuant to which Awards are earned and deferred under this Plan.

        10.07.     Notices.    Notices and elections under this Plan must be in writing or electronic form. A notice or election is deemed delivered if it is delivered personally or it is mailed by registered or certified mail. Notices to a Participant shall be delivered to the Participant at his last known address. Notices and elections to the Company shall be delivered to the Company at EarthLink, Inc., 1375 Peachtree Street, N.W., Level A, Atlanta, Georgia 30309, Attention: General Counsel.

        10.08.     Waiver.    The waiver of a breach of any provision in this Plan does not operate as and may not be construed as a waiver of any later breach.

        10.09.     Binding Nature.    The Plan shall be binding upon the Company and its successors and assigns and upon a Participant, his Beneficiary and either of their assigns, heirs or executors.

        10.10.     Termination of Service.    For purposes of this Plan, if the Subsidiary that employs an Eligible Employee is involved in a Divestiture Transaction, the Participant will be considered to have terminated his or her employment on the closing of the Divestiture Transaction, provided the Participant's employment with his or her employer has not terminated prior to that date.

APPENDIX A

Basic Information

Name of Plan:	EarthLink, Inc. Deferred Compensation Plan for Directors and Certain Key Employees
Plan Sponsor:	EarthLink, Inc. 1375 Peachtree Street Atlanta, Georgia 30309 404-815-0770
Plan Sponsor Identification Number:	58-2511877
Internal Revenue Service Plan Number:	002
Type of Plan:	Deferred compensation plan.
Type of Administration:	The Plan Sponsor also serves as the Plan Administrator that administers the deferred compensation plan.
Administrator:	EarthLink, Inc. 1375 Peachtree Street Atlanta, Georgia 30309 404-815-0770
Plan Year:	Calendar Year
Funding:	The deferred compensation plan is unfunded and all payments under the plan shall be made from the general assets of the Company.
Agent for Service of Legal Process:	EarthLink, Inc. 1375 Peachtree Street Atlanta, Georgia 30309 404-815-0770

In addition, service of legal process may be made upon the Plan Administrator.

QuickLinks

  Exhibit 4.5
EARTHLINK, INC. DEFERRED COMPENSATION PLAN FOR DIRECTORS AND CERTAIN KEY EMPLOYEES Effective October 23, 2003
TABLE OF CONTENTS
EARTHLINK, INC. DEFERRED COMPENSATION PLAN FOR DIRECTORS AND CERTAIN KEY EMPLOYEES
ARTICLE I PURPOSE AND EFFECTIVE DATE
ARTICLE II DEFINITIONS
ARTICLE III ADMINISTRATION
ARTICLE IV PARTICIPATION
ARTICLE V DEFERRED AMOUNTS
ARTICLE VI MAINTENANCE AND INVESTMENT OF DEFERRAL ACCOUNTS
ARTICLE VII BENEFITS
ARTICLE VIII BENEFICIARY DESIGNATION
ARTICLE IX AMENDMENT AND TERMINATION OF PLAN
ARTICLE X MISCELLANEOUS